7 DAYS GROUP HOLDINGS LIMITED ANNOUNCES

UNAUDITED 2011 Fourth QUARTER and full year

FINANCIAL RESULTS

•	Fourth quarter net revenue rose 24.3% year-over-year to RMB545.6 million, exceeding guidance.
•	Fourth quarter adjusted EBITDA rose 25.9% year-over year to RMB118.0 million.
•	106 net hotels added in fourth quarter to a total of 944 hotels in operation.
•	Record 376 net hotels added in full year 2011.

GUANGZHOU, CHINA – March 8, 2012 - 7 Days Group Holdings Limited (“7 Days Group” or the “Company”) (NYSE: SVN), a leading and fast growing national economy hotel chain based in China, today announced its unaudited financial results for the fourth quarter and full year 2011.

Fourth Quarter 2011 Financial Highlights

•	Total net revenues for the fourth quarter 2011 increased by 24.3% year-over-year to RMB545.6 million (US$86.7 million)[1].
•	Income from operations for the fourth quarter 2011 was RMB34.9 million (US$5.5 million), compared to RMB32.1 million in the fourth quarter 2010. Non-GAAP income from operations for the quarter was RMB44.5 million (US$7.1 million), compared to RMB41.1 million for the same period in 2010.
•	EBITDA for the fourth quarter was RMB108.4 million (US$17.2 million), an increase of 27.9% year-over-year from RMB84.7 million for the same period in 2010. Adjusted EBITDA for the quarter was RMB118.0 million (US$18.7 million), an increase of 25.9% year-over-year. EBITDA margin was 19.9% compared to 19.3% in the same period in 2010. Adjusted EBITDA margin was 21.6%, compared to 21.3% in the prior year period.
•	Net income attributable to the Company’s ordinary shareholders for the quarter was RMB35.2 million (US$5.6 million), compared to RMB22.0 million for the same period in 2010. Non-GAAP net income attributable to the Company’s ordinary shareholders for the quarter was RMB44.8 million (US$7.1 million), representing a year-over-year increase of 44.6%.
•	Basic and diluted earnings per ADS[2] were RMB0.70 (US$0.11) and RMB0.70 (US$0.11) respectively. Non-GAAP basic and diluted earnings per ADS were RMB0.90 (US$0.14) and RMB0.89 (US$0.14), respectively.
•	Net operating cash inflow was RMB106.1 million (US$16.9 million), compared to RMB97.8 million in the same period in 2010.

1The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States Dollars is solely for the convenience of the reader. RMB amounts included in this press release have been translated into U.S. dollars at the exchange rate of December 31, 2011 as set forth in the H.10 statistical release of the Federal Reserve Board, which was US$1.00 = RMB6.2939. No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other rate on December 31, 2011.

2Each ADS represents 3 of the Company’s ordinary shares.

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Full Year 2011 Financial Highlights

•	Total net revenues for the full year 2011 increased by 33.7% year-over-year to RMB2,003.4 million (US$318.3 million).
•	Income from operations for 2011 was RMB151.1 million (US$24.0 million), compared to RMB154.1 million in 2010. Non-GAAP income from operations increased by 14.8% to RMB194.6 million (US$30.9 million) from RMB169.6 million in 2010.
•	EBITDA for the full year 2011 was RMB412.1 million (US$65.5 million), an increase of 23.7% year-over-year from RMB333.3 million in 2010. Adjusted EBITDA was RMB455.6 million (US$72.4 million), an increase of 30.6% year-over-year compared to RMB348.8 million in 2010. EBITDA margin was 20.6% compared to 22.2% in 2010. Adjusted EBITDA margin was 22.7% compared to 23.3% in 2010.
•	Net income attributable to the Company’s ordinary shareholders for 2011 was RMB128.9 million (US$20.5 million), compared to RMB117.7 million in the previous year. Non-GAAP net income attributable to the Company’s ordinary shareholders was RMB172.4 million (US$27.4 million), representing a year-over-year increase of 29.4%.
•	Basic and diluted earnings per ADS were RMB2.58 (US$0.41) and RMB2.56 (US$0.41), respectively. Non-GAAP basic and diluted earnings per ADS were RMB3.45 (US$0.55) and RMB3.43 (US$0.54), respectively.
•	Net operating cash inflow was RMB457.5 million (US$72.7 million), compared to RMB335.3 million in 2010.

Fourth Quarter and Full Year 2011 Operational Highlights

•	Added 106 net hotels, comprising 47 net leased-and-operated hotels and 59 net managed hotels in the fourth quarter 2011.
•	Added 376 net hotels, comprising 90 net leased-and-operated hotels and 286 net managed hotels in the full year 2011.
•	As of December 31, 2011, 7 Days Group had 944 hotels in operation, consisting of 411 leased-and-operated hotels and 533 managed hotels, representing a total of 94,684 rooms covering 141 cities.
•	As of December 31, 2011, there were a total of 234 hotels in the pipeline, including 32 leased-and-operated hotels under conversion and 202 managed hotels contracted but not yet opened.
•	For the fourth quarter 2011, occupancy rates for leased-and-operated hotels, managed hotels and all hotels were 86.4%, 80.0% and 82.8%, respectively, compared to 86.2%, 80.4% and 83.9%, respectively, in the fourth quarter 2010.
•	For the full year 2011, the occupancy rates for leased-and-operated hotels, managed hotels and overall occupancy rates were 87.9%, 81.5% and 84.6%, respectively, compared to 91.0%, 84.0% and 88.7%, respectively, in 2010. The year-over-year decrease in occupancy rates in the full year 2011 was primarily a result of the large number of hotels in the ramp-up period in 2011 as well as the impact of the 2010 Shanghai Expo held from May 1 to Oct 31, 2010, as occupancy rates in Shanghai and surrounding areas benefitted from the traffic driven by the Expo.
•	RevPAR[3] for leased-and-operated hotels in the fourth quarter of 2011 was RMB143.3, compared to RMB143.4 in the same period in 2010. RevPAR for managed hotels for the period was RMB123.5, compared to RMB124.9 for the same period in 2010. For the full year 2011, RevPAR for all hotels decreased to RMB136.2 from RMB143.9 in 2010; while RevPAR for leased-and-operated hotels and managed hotels was RMB146.0 and RMB127.0, respectively, compared to RMB150.0 and RMB131.6, respectively, in the full year 2010.
•	As of December 31, 2011, the number of 7 Days Club members was approximately 33.8 million, a 105% increase from 16.5 million as of December 31, 2010.

3RevPAR represents revenue per available room

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Recent Business Developments:

Mr. Alex Nanyan Zheng, 7 Days Group’s Chief Executive Officer commented, "We are pleased to report a strong fourth quarter with financial results exceeding our guidance, concluding a solid year of steady strategic and operational progress. With our healthy pipeline and increasing economies of scale, we expect to keep our fast expansion pace in 2012, which we believe will further solidify our position as the market leader in the economy hotel industry."

Fourth Quarter 2011 Unaudited Financial Results

Gross revenues. Gross revenues for the fourth quarter of 2011 were RMB578.5 million (US$91.9 million), representing a year-over-year increase of 24.4% from RMB465.0 million in the fourth quarter 2010 and an increase of 0.8% from RMB574.0 million in the third quarter 2011.

Gross revenues from leased-and-operated hotels. Gross revenues from leased-and-operated hotels for the fourth quarter 2011 amounted to RMB527.6 million (US$83.8 million), representing a 25.5% increase from RMB420.5 million in the fourth quarter 2010 and an increase of 2.3% from RMB516.0 million in the third quarter 2011.

Gross revenues from managed hotels. Gross revenues from managed hotels for the fourth quarter of 2011 increased by 14.2% to RMB50.9 million (US$8.1 million) from RMB44.5 million in the same period in 2010, and decreased by 12.3% from RMB58.0 million in the third quarter 2011. During the fourth quarter 2011, the Company opened 59 net managed hotels.

Total net revenues. Total net revenues for the fourth quarter of 2011 totaled RMB545.6 million (US$86.7 million), representing a year-over-year increase of 24.3% from RMB439.1 million in fourth quarter 2010 and a quarter-over-quarter increase of 1.0% from RMB540.0 million in the third quarter 2011, primarily resulting from the continued growth in the number of hotels in operation.

Hotel operating costs. Hotel operating costs for the fourth quarter of 2011 were RMB422.9 million (US$67.2 million), or 77.5% of total net revenues, compared with 78.7% of total net revenues in the fourth quarter 2010 and 78.9% of total net revenues in the third quarter 2011.

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Sales and marketing expenses. Sales and marketing expenses for the fourth quarter of 2011 were RMB18.3 million (US$2.9 million), or 3.4% of total net revenues, compared with 3.8% of total net revenues in the same period of 2010 and 1.9% in the third quarter 2011. The quarter-over-quarter increase in sales and marketing expenses was due to business development activities associated with the managed hotel business at the year end and slightly increased sales commissions during the fourth quarter 2011.

General and administrative expenses. General and administrative expenses for the fourth quarter 2011 were RMB69.5 million (US$11.1 million), or 12.7% of total net revenues, compared to RMB44.8 million, or 10.2% of total net revenues in the same period of 2010, and RMB50.7 million, or 9.4% of total net revenues in the third quarter of 2011. The year-over-year increase in general and administrative expenses was primarily due to the additional provisions booked for bad debt as well as the loss from the disposal of certain fixed asset items in the fourth quarter 2011.

Accordingly, total operating costs and expenses amounted to RMB510.8 million (US$81.2 million), representing 93.6% of total net revenues, compared to 92.7% of total net revenues in the same period of 2010 and 90.2% in the third quarter 2011.

Income from operations. Income from operations for the fourth quarter 2011 was RMB34.9 million (US$5.5 million), compared to RMB32.1 million in the fourth quarter 2010 and RMB52.9 million in the third quarter 2011. Non-GAAP income from operations was RMB44.5 million (US$7.1 million), compared to RMB41.1 million for the same period of 2010 and RMB65.0 million in the third quarter 2011.

EBITDA. EBITDA for the fourth quarter was RMB108.4 million (US$17.2 million), an increase of 27.9% year-over-year from RMB84.7 million for the same period in 2010. Adjusted EBITDA for the quarter was RMB118.0 million (US$18.7 million) an increase of 25.9% year-over-year. EBITDA margin was 19.9% compared to 19.3% in the same period in 2010. Adjusted EBITDA margin was 21.6% compared to 21.3% in the prior year period.

Interest expense. Interest expense for the fourth quarter 2011 was RMB4.63 million, (US$0.7 million) compared to RMB0.3 million for the same period of 2010 and RMB2.0 million in the third quarter 2011.

Income tax expense. Income tax expense for the fourth quarter 2011 was RMB2.5 million (US$0.4 million), compared to RMB10.9 million in the same period of 2010 and RMB14.8 million in the third quarter 2011.

Net income attributable to 7 Days Group Holdings Limited ordinary shareholders. Net income attributable to 7 Days Group Holdings Limited ordinary shareholders was RMB35.2 million (US$5.6 million) in the fourth quarter 2011, compared to RMB22.0 million in the fourth quarter 2010 and RMB44.3 million in the third quarter 2011.

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Non-GAAP net income. Non-GAAP net income was RMB44.8 million (US$7.1 million), compared to Non-GAAP net income of RMB31.0 million for the fourth quarter 2010 and Non-GAAP net income of RMB56.4 million in the third quarter 2011.

Basic and diluted earnings per ADS. Basic and diluted earnings per ADS were RMB0.70 (US$0.11) and RMB0.70 (US$0.11), respectively, for the fourth quarter2011, compared to basic and diluted earnings per ADS of RMB0.45 in the fourth quarter 2010 and basic and diluted earnings per ADS of RMB0.89 and RMB0.88, respectively, in the third quarter 2011. Non-GAAP basic and diluted earnings per ADS were RMB0.90 (US$0.14) and RMB0.89 (US$0.14), respectively, for the fourth quarter 2011, compared to non-GAAP basic and diluted earnings per ADS of RMB0.61 and RMB0.60, respectively, in the same period of 2010 and basic and diluted earnings per ADS of RMB1.13 and RMB1.12, respectively, in the third quarter 2011.

Cash and pledged bank deposits. As of December 31, 2011, the Company had cash and pledged bank deposits of RMB513.1 million (US$81.5 million), representing a quarter-over-quarter increase of 29.1% from RMB397.3 million as of September 30, 2011 and a year-over-year increase of 30.4% from RMB393.5 million as of December 31, 2010, respectively.

Operating cash flow. Net operating cash inflow for the fourth quarter 2011 was RMB106.1 million (US$16.9 million), representing an increase of 8.5% from RMB97.8 million in the fourth quarter 2010.

Full Year 2011 Unaudited Financial Results

Gross revenues . Gross revenues for the full year 2011 were RMB2,127.9 million (US$338.1 million), representing a year-over-year increase of 34.1% from RMB1,587.0 million in the full year 2010.

Gross revenues from leased-and-operated hotels. Gross revenues from leased-and-operated hotels for 2011 amounted to RMB1,927.5 million (US$306.3 million), representing a 29.3% increase from RMB1,491.0 million in 2010. During 2011, the Company opened 90 net leased-and-operated hotels.

Gross revenues from managed hotels. Gross revenues from managed hotels for 2011 increased by 108.7% to RMB200.4 million (US$31.8 million) from RMB96.0 million in 2010. During 2011, the Company opened 286 net managed hotels.

Total net revenues. Total net revenues for 2011 were RMB2,003.4 million (US$318.3 million), representing a year-over-year increase of 33.7% from RMB1,498.9 million in the full year 2010, primarily resulting from the continued growth in the number of hotels in operation.

Hotel operating costs. Hotel operating costs for 2011 were RMB1,593.3 million (US$253.1 million), or 79.5% of total net revenues, compared with 78.9% of total net revenues in 2010.

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Sales and marketing expenses. Sales and marketing expenses for 2011 totaled RMB49.2 million (US$7.8 million), or 2.5% of total net revenues, compared with 2.6% of total net revenues in 2010.

General and administrative expenses. General and administrative expenses for 2011 were RMB209.8 million (US$33.3 million), or 10.5% of total net revenues, compared to RMB122.4 million, or 8.2% of total net revenues in 2010. The year-over-year increase in general and administrative expenses was a result of increased share-based compensation expenses and impairment expenses.

Accordingly, total operating costs and expenses were RMB1,852.3 million (US$294.3 million), representing 92.5% of total net revenues, compared to 89.7% of total net revenues in 2010.

Income from operations. Income from operations for 2011 was RMB151.1 million (US$24.0 million), compared to RMB154.1 million in 2010. Non-GAAP income from operations was RMB194.6 million (US$30.9 million), compared to RMB169.6 million for 2010.

EBITDA. EBITDA was RMB412.1 million (US$65.5 million), an increase of 23.7% year-over-year from RMB333.3 million in 2010. Adjusted EBITDA was RMB455.6 million (US$72.4 million) an increase of 30.6% year-over-year. EBITDA margin was 20.6% compared to 22.2% in 2010. Adjusted EBITDA margin was 22.7% compared to 23.3% in 2010.

Interest expense. Interest expense for the full year 2011 was RMB7.2 million, (US$1.1 million) compared to RMB2.1 million for 2010.

Income tax expense. Income tax expense for 2011 was RMB36.3 million (US$5.8 million), compared to RMB35.8 million in the full year 2010.

Net income attributable to 7 Days Group Holdings Limited ordinary shareholders. Net income attributable to 7 Days Group Holdings Limited ordinary shareholders was RMB128.9 million (US$20.5 million) in the full year 2011, compared to RMB117.7 million in 2010.

Non-GAAP net income. Non-GAAP net income was RMB172.4 million (US$27.4 million), compared to Non-GAAP net income of RMB133.2 million in 2010.

Basic and diluted earnings per ADS. Basic and diluted earnings per ADS were RMB2.58 (US$0.41) and RMB2.56 (US$0.41), respectively, for the full year 2011, compared to basic and diluted earnings per ADS of RMB2.37 and RMB2.34 for 2010, respectively. Non-GAAP basic and diluted earnings per ADS were RMB3.45 (US$0.55) and RMB3.43 (US$0.54), respectively, for the full year 2011, compared to non-GAAP basic and diluted earnings per ADS of RMB2.68 and RMB 2.66 in the full year 2010.

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Operating cash flow. Net operating cash inflow for the full year 2011 was RMB457.5 million (US$72.7 million), representing an increase of 36.4% from RMB335.3 million in 2010.

Guidance

The Company expects the total net revenues to grow 28% to 30% year-over-year in the first quarter 2012 and full year 2012 total net revenues to grow 28% to 32% over the full year 2011. For the full year 2012, the Company expects to open 360 new hotels, including 120 leased-and-operated hotels and 240 managed hotels. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

7 Days Group Holdings Limited senior management will host a conference call at 8:00 pm (Eastern) / 5:00 pm (Pacific) Thursday, March 8, 2012, which is 9:00 am (Beijing) on Friday, March 9, 2012 to discuss its fourth quarter and full year 2011 financial results and recent business activity. The conference call may be accessed by calling the following numbers:

China:	800 8190 121
Hong Kong:	852 2475 0994
US Toll Free:	1 866 5194004
US New York:	1 718 354 1231
International:	65 6723 9381
Passcode:	7Days

A live webcast of the conference call and replay will be available on the investor relations page of 7 Days Group’s website at http://en.7daysinn.cn/.

A telephone replay will be available shortly after the call. The dial-in details are as follows:

US:	1 866 214 5335
International:	61 2 8235 5000
Conference ID number:	50937240

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

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Use of Non-GAAP Financial Measures

To supplement 7 Days Group's unaudited financial results presented in accordance with U.S. GAAP, the Company has used the following non-GAAP measures defined as non-GAAP financial measures by the Securities and Exchange Commission (the “SEC”) to report its financial results:

--	Non-GAAP income from operations represents income from operations reported in accordance with GAAP, excluding share-based compensation expense.
--	Non-GAAP net income represents net income reported in accordance with GAAP, excluding share-based compensation expense.
--	Non-GAAP earnings per ADS represents non-GAAP net income divided by the number of ADS used in computing basic and diluted earnings per ADS.
--	EBITDA represents net income reported in accordance with GAAP, adjusted for the effects of interest income and expense, provision for income taxes, depreciation and amortization.
--	Adjusted EBITDA represents EBITDA, excluding share-based compensation expense.

The Company believes EBITDA is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions, if any, and income taxes. In addition, 7 Days Group believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of its financial performance. Given the significant investments that 7 Days Group has made in the past in property and equipment, depreciation and amortization expense comprises a meaningful portion of its cost structure. 7 Days Group believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains the Company considers to be outside the ordinary course of its business. 7 Days Group also calculates Adjusted EBITDA excluding share-based compensation expense. The Company prepares its financial statements in accordance with GAAP and, accordingly, expenses its employee share options. Since share-based compensation expenses are non-cash expenses, the Company believes excluding them from its calculation of EBITDA allows it to provide investors with a more useful tool for assessing its operating and financial performance.

The use of EBITDA and Adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, such as property and equipment, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Each of these items should also be considered in the overall evaluation of its results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of the Company’s liquidity. The Company compensates for these limitations by providing the relevant disclosure of its depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures, share-based compensation expense and other relevant items both in its reconciliations to the GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the Company’s performance. The terms EBITDA and Adjusted EBITDA are not defined under GAAP, and EBITDA and Adjusted EBITDA are not measures of net income, operating income, operating performance or liquidity presented in accordance with GAAP. When assessing the Company’s operating and financial performance, investors should not consider this data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with GAAP. In addition, the Company’s EBITDA and Adjusted EBITDA may not be comparable to EBITDA or Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and Adjusted EBITDA in the same manner as the Company does.

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For reasons same to the use of EBITDA and Adjusted EBITDA described above, the Company has also reported net income, basic and diluted earnings per ADS and income (loss) from operations on a non-GAAP basis, excluding share-based compensation expenses in the relevant period. These non-GAAP operating measures are useful for understanding and assessing the Company’s underlying business performance and operating trends and the Company expects to report net income, basic and diluted earnings per ADS and income from operations on a non-GAAP basis using a consistent method on a quarterly basis going forward.

7 Days Group believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing 7 Days Group’s financial performance and liquidity and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the periods set forth in the tables at the end of this release.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and including, among other things, 7 Days Group’s revenue guidance for the first quarter and the full year 2012 and business forecast for 2012 including the expected number of hotel to be opened (including the breakdown of expected new leased-and-operated hotels and new managed hotels), Company’s business strategies, its ability to offer consistent and high-quality accommodations and services at an affordable price, its ability to leverage economies of scale and its ability to achieve strict cost controls and to deliver continued growth. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, the Company’s operating results for any period are impacted significantly by the mix of leased-and-operated hotels and managed hotels in its chain, causing the Company’s operating results to fluctuate and making them difficult to predict.

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Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: uncertainties associated with factors typically affecting the lodging industry, including changes in economic conditions, adverse weather conditions, natural disasters or outbreaks of serious contagious diseases in markets where the Company has a presence; uncertainties regarding the Company’s ability to respond to competitive pressures; uncertainties regarding the Company’s ability to manage its expected growth; uncertainties regarding the Company’s ability to continue its growth and achieve profitability; risks associated with the Company’s limited operating history and historical operating losses; uncertainties regarding the Company’s ability to fund its working capital needs; uncertainties regarding its ability to successfully and timely identify, secure or operate additional hotel properties. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2010 Annual Report on Form 20-F filed with the SEC on May 4, 2011, which is available on the SEC’s website at www.sec.gov. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 7 of the Company’s 2010 Annual Report on Form 20-F. The Company’s results of operations for the fourth quarter and the full year of 2011 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely be changed, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The financial information set forth above is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when the audit work is performed for the year end audit, which could result in significant differences from this unaudited financial information.

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Contacts:

Investor Contact:

Vivian Chen, Investor Relations Director
7 Days Group Holdings Limited
+86-20-8922-5858

IR@7daysinn.cn

Investor Relations (HK):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: +852 3196-3712

7DaysInn@taylor-rafferty.com

Investor Relations (US):

Kelly Gawlik, Director

Taylor Rafferty

+1 (212) 889-4350

7DaysInn@taylor-rafferty.com

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

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7 Days Group Holdings Limited

Consolidated balance sheet information

	Quarter Ended
	31/Dec/10	30/Sep/11	31/Dec/11
	RMB' 000	RMB' 000	RMB' 000	US$'000
ASSETS
Current assets:
Cash	388,795	394,404	493,256	78,371
Pledged bank deposits	4,718	2,938	19,852	3,154
Short-term investment			10,000	1,589
Accounts receivable	6,805	8,289	7,881	1,254
Prepaid rent	130,522	133,295	152,629	24,250
Other prepaid expenses and current assets	42,127	86,103	52,550	8,349
Hotel supplies	38,246	42,655	47,371	7,526
Deferred tax assets	23,001	24,799	23,119	3,673
Total current assets	634,214	692,483	806,658	128,166
Property and equipment, net	1,355,554	1,573,101	1,701,431	270,330
Rental deposits	53,718	66,130	69,861	11,100
Investment in and advances to an affiliate	1,588	-	-	-
Land use right	24,662	24,198	24,044	3,820
Prepaid rent	19,630	65,289	73,419	11,665
Intangible assets, net	-	842	30,426	4,834
Goodwill	-	694	58,803	9,343
Other assets	1,000	70,000	500	79
Deferred tax assets	12,876	28,507	43,446	6,903
Total assets	2,103,242	2,521,244	2,808,588	446,240
LIABILITIES ANDEQUITY
Current liabilities:
Accounts payable	233,770	216,475	249,592	39,656
Bills payable	11,692	9,463	16,009	2,544
Short-term bank borrowings	-	184,993	334,686	53,176
Accrued expenses and other payables	281,050	378,683	418,641	66,516
Amounts due to related parties	-	-	-	-
Income taxes payable	19,603	33,367	32,151	5,108
Total current liabilities	546,115	822,981	1,051,079	167,000
Accrued lease payment	153,206	189,644	206,113	32,748
Unfavorable lease contract liability			7,812	1,241
Refundable deposits	17,950	16,450	15,823	2,514
Deferred revenue	1,944	1,276	770	122
Deferred rebate income	6,446	6,218	6,663	1,059
Borrowings from related parties	4,279	1,511	1,388	221
Deferred tax liability	-	2,876	2,956	470
Total liabilities	729,940	1,040,956	1,292,604	205,375
Equity:
Ordinary shares	140,857	141,070	141,080	22,415
Additional paid-in capital	1,579,391	1,615,090	1,623,275	257,912
Accumulated other comprehensive income	15,649	3,191	330	52
Accumulated deficit	(367,234)	(273,567)	(238,348)	(37,869)
Total 7 Days Group Holdings Limited share holders’ equity	1,368,663	1,485,784	1, 526,337	242,510
Non-controlling interests	4,639	(5,496)	(10,353)	(1,645)
Total equity	1,373,302	1,480,288	1,515, 984	240,865
Total liabilities and equity	2,103,242	2,521,244	2,808,588	446,240

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7 Days Group Holdings Limited

Unaudited Consolidated Statements of Operations Information

	Quarter Ended				Year Ended
	Dec 31	Sep 30	Dec 31		Dec 31	Dec 31
	2010	2011	2011		2010	2011
	RMB'000	RMB'000	RMB'000	US$'000	RMB'000	RMB'000	US$'000
Total Revenues	465,008	573,990	578,481	91,912	1,587,033	2,127,938	338,096
Leased-and-operated hotels	420,462	515,972	527,609	83,829	1,491,022	1,927,537	306,255
Managed hotels	44,546	58,018	50,872	8,083	96,011	200,401	31,841
Less: Business tax and surcharges	(25,945)	(34,021)	(32,852)	(5,220)	(88,124)	(124,560)	(19,791)
Net revenues	439,063	539,969	545,629	86,692	1,498,909	2,003,378	318,305

Operating costs and expenses
Hotel operating costs	(345,540)	(426,058)	(422,878)	(67,189)	(1,182,927)	(1,593,260)	(253,144)
Rental expenses	(125,814)	(148,240)	(152,923)	(24,297)	(441,797)	(571,351)	(90,779)
Staff cost	(68,350)	(81,835)	(88,794)	(14,108)	(233,170)	(317,374)	(50,426)
Depreciation and amortization	(52,132)	(62,765)	(66,961)	(10,639)	(178,279)	(241,020)	(38,294)
Hotel supplies	(21,548)	(24,455)	(25,967)	(4,126)	(64,060)	(97,452)	(15,484)
Utilities	(26,934)	(36,889)	(35,618)	(5,659)	(106,594)	(145,468)	(23,113)
Other	(50,762)	(71,874)	(52,615)	(8,360)	(159,027)	(220,595)	(35,049)
Sales and marketing expenses	(16,644)	(10,330)	(18,336)	(2,913)	(39,557)	(49,222)	(7,821)
General and administrative expenses	(44,794)	(50,677)	(69,545)	(11,050)	(122,371)	(209,789)	(33,332)

Total operating costs and expenses	(406,978)	(487,065)	(510,759)	(81,152)	(1,344,855)	(1,852,271)	(294,297)
Income from operations	32,085	52,904	34,870	5,540	154,054	151,107	24,008

Other income (expenses)
Interest income	1,319	1,161	2,350	373	3,127	6,224	989
Interest expense	(256)	(1,969)	(4,627)	(735)	(2,082)	(7,212)	(1,146)
Equity income (loss) of an affiliate	(17)	-	-	-	(18)	120	19
Income before income tax	33,131	52,096	32,593	5,178	155,081	150,239	23,870
Income tax expenses	(10,904)	(14,765)	(2,507)	(398)	(35,833)	(36,259)	(5,761)
Net income	22,227	37,331	30,086	4,780	119,248	113,980	18,109
Net income (loss) attributable to non-controlling interest	(244)	6,940	5,131	815	(1,557)	14,903	2,368
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders	21,983`	44,271	35,217	5,595	117,691	128,883	20,477

Basic earnings per ordinary share	0.15	0.30	0.23	0.04	0.79	0. 86	0.14
Diluted earnings per ordinary share	0.15	0.29	0.23	0.04	0.78	0.85	0.14

13

7 Days Group Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

EBITDA(non-GAAP)
	Quarter Ended				Year Ended
	Dec 31	Sep 30	Dec 31		Dec 31	Dec 31
	2010	2011	2011		2010	2011
	RMB'000	RMB'000	RMB'000	US$'000	RMB'000	RMB'000	US$'000
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders	21,983	44,271	35,217	5,595	117,691	128,883	20,477
Interest income	(1,319)	(1,161)	(2,350)	(373)	(3,127)	(6,224)	(989)
Interest expense	256	1,969	4,627	735	2,082	7,212	1,146
Income tax expenses	10,904	14,765	2,507	398	35,833	36,259	5,761
Depreciation and amortization	52,891	64,146	68,382	10,865	180,814	246,007	39,087
EBITDA (non-GAAP)	84,715	123,990	108,383	17,220	333,293	412,137	65,482
EBITDA%	19.3%	23.0%	19.9%	19.9%	22.2%	20.6%	20.6%
Share-based compensation expenses	8,993	12,085	9,585	1,523	15,517	43,483	6,909

Adjusted EBITDA (non- GAAP) excluding share-based compensation expenses	93,708	136,075	117,968	18,743	348,810	455,620	72,391
Adjusted EBITDA%	21.3%	25.2%	21.6%	21.6%	23.3%	22.7%	22.7%

14

Non-GAAP net income attributable to 7 Days Group Holdings Limited ordinary shareholders

	Quarter Ended				Year Ended
	Dec 31	Sep 30	Dec 31		Dec 31	Dec 31
	2010	2011	2011		2010	2011
	RMB'000	RMB'000	RMB'000	US$'000	RMB'000	RMB'000	US$'000
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders (GAAP)	21,983	44,271	35,217	5,595	117,691	128,883	20,477

Share-based compensation expenses	8,993	12,085	9,585	1,523	15,517	43,483	6,909

Net income attributable to ordinary shareholders excluding share-based compensation expenses (Non GAAP net income)	30,976	56,356	44,802	7,118	133,208	172,366	27,386

15

Earnings per share

	Quarter Ended				Year Ended
	Dec 30	Sep 30	Dec 31		Dec 31	Dec 31
	2010	2011	2011		2010	2011
	RMB	RMB	RMB	USD	RMB	RMB	USD
Basic earnings per ordinary share (GAAP)	0.15	0.30	0.23	0.04	0.79	0.86	0.14
Diluted earnings per ordinary share (GAAP)	0.15	0.29	0.23	0.04	0.78	0.85	0.14

Basic earnings per ordinary share(Non-GAAP), excluding share-based compensation expenses	0.21	0.38	0.30	0.05	0.89	1.15	0.18

Diluted earnings per ordinary share(Non-GAAP), excluding share-based compensation expenses	0.20	0.37	0.30	0.05	0.89	1.14	0.18

Denominator:
Basic weighted average number of ordinary shares	149,388,775	149,889,728	149, 926,081		149,169,106	149,811,784
Diluted weighted average number of ordinary shares	151,566,823	151,322,024	151,023,253		150,366,265	151,473,066

16

	Quarter Ended				Year Ended
	31-Dec-10	30-Sep-11	31-Dec-11		31-Dec-10	31-Dec-11
	RMB '000	RMB '000	RMB’000	USD’000	RMB '000	RMB’000	USD’000
Hotel operating cost
GAAP Result	(345,540)	(426,058)	(422,878)	(67,189)	(1,182,927)	(1,593,260)	(253,144)
% of Total net revenue	78.70%	78.90%	77.50%	77.50%	78.92%	79.53%	79.53%
Share-based Compensation	566	672	384	61	2,018	2,551	405
% of Total net revenue	0.13%	0.12%	0.07%	0.07%	0.13%	0.13%	0.13%
Non-GAAP Result	(344,974)	(425,386)	(422,494)	(67,128)	(1,180,909)	(1,590,709)	(252,739)
% of Total net revenue	78.57%	78.78%	77.43%	77.43%	78.78%	79.40%	79.40%

Sales and marketing expenses
GAAP Result	(16,644)	(10,330)	(18,336)	(2,913)	(39,557)	(49,222)	(7,821)
% of Total net revenue	3.79%	1.91%	3.36%	3.36%	2.64%	2.46%	2.46%
Share-based Compensation	45	410	626	99	267	1,094	174
% of Total net revenue	0.01%	0.08%	0.11%	0.11%	0.02%	0.05%	0.05%
Non-GAAP Result	(16,599)	(9,920)	(17,710)	(2,814)	(39,290)	(48,128)	(7,647)
% of Total net revenue	3.78%	1.84%	3.25%	3.25%	2.62%	2.40%	2.40%

General and administrative expenses
GAAP Result	(44,794)	(50,677)	(69,545)	(11,050)	(122,371)	(209,789)	(33,332)
% of Total net revenue	10.20%	9.39%	12.75%	12.75%	8.16%	10.47%	10.47%
Share-based Compensation	8,382	11,003	8,575	1,362	13,232	39,838	6,330
% of Total net revenue	1.91%	2.04%	1.57%	1.57%	0.88%	1.99%	1.99%
Non-GAAP Result	(36,412)	(39,674)	(60,970)	(9,688)	(109,139)	(169,951)	(27,002)
% of Total net revenue	8.29%	7.35%	11.17%	11.17%	7.28%	8.48%	8.48%

17

Total operating cost and expenses
GAAP Result	(406,978)	(487,065)	(510,759)	(81,152)	(1,344,855)	(1,852,271)	(294,297)
% of Total net revenue	92.69%	90.20%	93.61%	93.61%	89.72%	92.46%	92.46%
Share-based Compensation	8,993	12,085	9,585	1,523	15,517	43,483	6,909
% of Total net revenue	2.05%	2.24%	1.76%	1.76%	1.04%	2.17%	2.17%
Non-GAAP Result	(397,985)	(474,980)	(501,174)	(79,629)	(1,329,338)	(1,808,788)	(287,388)
% of Total net revenue	90.64%	87.96%	91.85%	91.85%	88.69%	90.29%	90.29%

Income from operations
GAAP Result	32,085	52,904	34,870	5,540	154,054	151,107	24,008
% of Total net revenue	7.31%	9.80%	6.39%	6.39%	10.28%	7.54%	7.54%
Share-based Compensation	8,993	12,085	9,585	1,523	15,517	43,483	6,909
% of Total net revenue	2.05%	2.24%	1.76%	1.76%	1.04%	2.17%	2.17%
Non-GAAP Result	41,078	64,989	44,455	7,063	169,571	194,590	30,917
% of Total net revenue	9.36%	12.04%	8.15%	8.15%	11.31%	9.71%	9.71%

18

7 Days Group Holdings Limited

Operating Data

	As of and for the Quarter Ended			As of and for the Year Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
	2010	2011	2011	2010	2011

Hotels in operation	568	838	944	568	944
Leased-and-operated hotels	321	364	411	321	411
Managed hotels	247	474	533	247	533

Hotels under conversion	197	251	234	197	234
Leased-and-operated hotels	25	43	32	25	32
Managed hotels	172	208	202	172	202

Total hotel rooms for hotels in operation	56,410	83,487	94,684	56,410	94,684
Leased-and-operated hotels	32,825	37,458	43,021	32,825	43,021
Managed hotels	23,585	46,029	51,663	23,585	51,663

Total hotel rooms for hotels under conversion	19,345	24,365	22,485	19,345	22,485

Number of cities covered for hotels in operation	89	127	141	89	141

Average occupancy rate	83.9%	85.5%	82.8%	88.7%	84.6%
Leased-and-operated hotels	86.2%	88.3%	86.4%	91.0%	87.9%
Managed hotels	80.4%	83.0%	80.0%	84.0%	81.5%

Average daily rate (in RMB)	162.4	168.4	159.6	162.3	161.0
Leased-and-operated hotels	166.5	173.3	165.8	164.9	166.2
Managed hotels	155.4	163.8	154.3	156.7	155.8

RevPAR (in RMB)	136.3	143.9	132.2	143.9	136.2
Leased-and-operated hotels	143.4	153.1	143.3	150.0	146.0
Managed hotels	124.9	135.9	123.5	131.6	127.0

Overnight occupancy rates	81.6%	81.5%	79.0%	85.5%	81.1%
Leased-and-operated hotels	83.8%	84.4%	82.7%	87.8%	84.5%
Managed hotels	78.0%	79.0%	76.0%	81.1%	77.9%

19